

Mail Stop 3561

September 22, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, BC V6C 3R8
Canada

 Re: Lions Gate Entertainment Corp.
   Amendment No. 1 to Registration Statement on Form S-4
   Filed September 7, 2016
   File No. 333-212792

Dear Mr. Barge:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016 letter.

General

1. We note your response to our prior comment 1. It appears that Lions Gate and Dr. John C. Malone are affiliates within the meaning of Rule 13e-3. In this regard, we note that (i) Lions Gate and its subsidiaries hold approximately 4.8% of the outstanding shares of Starz common stock representing approximately 15.1% of the voting power of Starz; (ii) Dr. Malone holds 3.4% of the outstanding shares of Lions Gate common stock and is a significant stockholder in LGP and Discovery, which beneficially own in the aggregate an additional 6.8% of the outstanding shares of Lions Gate common stock; and (iii) Dr. Malone is a director on Lions Gate's Board. Absent any other additional factors or analysis, please file Schedule 13E-3 and take such other steps as necessary to comply

with Rule 13e-3 and provide an analysis as to whether Dr. Malone is engaged in this transaction.

2. We note your response to prior comment 1. Given that Starz Series B common stock is presently listed on the NASDAQ Stock Market, please provide your analysis whether the M-B Exchange has either a reasonable likelihood or purpose of producing, either directly or indirectly, the effects referred to in Rule 13e-3(a)(3)(ii)(B).

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz